UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F □  Form 40-F ⊠

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K of Cybin Inc. (the "Company") are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-289139) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date: October 29, 2025	By:	/s/ Greg Cavers
	Name:	Greg Cavers
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Form of Securities Purchase Agreement
99.2	Form of Pre-Funded Warrant
99.3	Form of Warrant
99.4	Placement Agency Agreement dated October 27, 2025
99.5	Consent of Aird & Berlis LLP